January 26, 2007

Morton Reed
President
LitFunding Corp.
6375 S. Pecos Road, Suite 217
Las Vegas, Nevada 89120

Re: **LitFunding Corp.**
        Amendment No. 1 to Form SB-2
        File No. 333-139234
        Filed January 24, 2007

Dear Mr. Reed:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 4

1. We note your disclosure regarding the binding letter of intent with CardMart Plus USA, Inc. As this acquisition appears "probable," include audited financials of this company pursuant to Rule 3-05 of Regulation S-X or tell us in your response letter why audited financial statements are not required. In addition, as this acquisition will result in a change in control of the company and your earlier disclosure that your existing complementary business of Easy Money Express is

anticipated to be your "core" business going forward, revise your MD&A to discuss the reasons why management is focused on developing this business rather than your litigation funding business.

Executive Compensation, page 46

2. We note your changes in response to prior comment 6. However, your updated disclosure does not reflect the changes to Item 402 of Regulation S-B. See SEC Release 33-8732A (August 29, 2006). After reviewing the changes to Item 402 of Regulation S-B, please revise your disclosure to comply with the new rules.

Forward-Looking Statements, page G-14

3. We note your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. However, since your company's common stock is considered a "penny stock," the safe harbor is not available. Please delete the reference.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3815 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Dennis H. Johnston, Esq. (via facsimile 760-454-2392)
        A Professional Law Corporation